# DBRS FORM NRSRO

# EXHIBIT 5

# Annual Certification

# March 30, 2017



December 2016

# DBRS Business
# Code of Conduct

# Contact Information

**Brian Weiss**
Global Chief Compliance Officer
Tel. +1 203 883 5848
bweiss@dbrs.com

# Table of Contents

# Introduction

The DBRS Business Code of Conduct (the Business Code) reflects DBRS's[1] (DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS implements global policies and procedures. DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS standards of conduct to be followed by DBRS Covered Personnel and underpins DBRS's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

## DBRS Credit Ratings

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer) or obligation and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary for a wide variety of potential reasons, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should

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1. DBRS Limited, DBRS, Inc., DBRS Ratings Limited and DBRS Ratings México, Institución Calificadora de Valores S.A. de C.V. (DBRS Ratings Mexico) (collectively, DBRS).

2. DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3. DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO, Related Policies and Consequential Amendments; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013 on CRAs (the CRA Regulation); and in Mexico with the Ley del Mercado de Valores (Securities Market Law) and the Disposiciones de Caracter General aplicables a Instituciones Calificadoras de Valores (General Provisions applicable to Securities Rating Institutions) regulated by the Comision Nacional Bancaria y de Valores (CNBV).

4. As defined by IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

# Introduction (Continued)

default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk.

They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) income fund stability scale, (5) credit fund rating scale, (6) national scale credit ratings, (7) financial strength rating scale, and (8) expected loss rating scale. For non-investment-grade corporate Issuers, DBRS uses a recovery rating scale that is disclosed in the methodology. The most current DBRS rating scales and definitions in effect are available at no charge on www.dbrs.com and/or www.dbrs.mx (collectively, DBRS websites).

# 1. Quality and Integrity of the Rating Process

**(1.1)** DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS's rating Methodologies are published on the applicable DBRS websites and cover Issuers and obligations that DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

**(1.2)** Credit ratings should reflect all information known and believed to be relevant to DBRS, consistent with the applicable Methodology that is in effect.

**(1.3)** When deciding whether to rate or continue to rate an Issuer, DBRS considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS does not audit or verify any information it receives. If DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS identifies the limitations of the rating in the rating report or press release.

**(1.4)** DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS can determine a credit rating for the security, DBRS refrains from issuing a credit rating.

**(1.5)** In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

**(1.6)** DBRS defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

**(1.7)** DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced DBRS Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

**(1.8)** DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated. In certain jurisdictions DBRS has also established policies and procedures for reviewing the historical performance of Analytical Personnel.

# 1. Quality and Integrity of the Rating Process (Continued)

**(1.9)** DBRS maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS conducts business.

**(1.10)** DBRS has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

**(1.11)** DBRS maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

**(1.12)** DBRS has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

**(1.13)** DBRS has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

DBRS assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

**(1.14)** DBRS structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Corporate industry and Structured Finance product group is headed by a member of DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

**(1.15)** For DBRS to provide timely credit ratings for all rated industry and product sectors, DBRS has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS policies and procedures. DBRS's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

# 1. Quality and Integrity of the Rating Process (Continued)

(1.16) DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

(1.17) DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS may develop a provisional[5] rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS's credit ratings to pay for credit ratings or other services.

(1.22) DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS operates, DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, DBRS Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new DBRS Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires DBRS Personnel to acknowledge that they have read and understood the Business Code.

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5. DBRS Ratings Mexico does not issue provisional credit ratings.

# 1. Quality and Integrity of the Rating Process (Continued)

DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS global compliance program and oversee the development and adequacy of DBRS policies, procedures and codes.

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the RCOs serve as the respective Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO), where applicable. The GCCO reports directly to the Boards of DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

**(1.24)** DBRS Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct to the GCCO or their RCO. DBRS allows matters to be reported anonymously. DBRS protects DBRS Covered Personnel who, in good faith, report violations or other improper conduct from retaliation by other members of the DBRS Personnel (including DBRS Management). DBRS shall take appropriate action against anyone under its control who is found to have been involved in improper conduct.

# 2. DBRS Independence and Avoidance of Conflicts of Interest

## A. General

**(2.1)** DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

**(2.2)** Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

**(2.3)** The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

**(2.4)** Ratings that DBRS assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

**(2.5)** DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the applicable DBRS websites.

## B. DBRS Policies, Procedures, Controls and Disclosures

**(2.6)** DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS credit rating methodologies or credit rating actions:

a. *Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;*

b. *Being paid by subscribers with a financial interest that could be affected by a DBRS credit rating action;*

c. *Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS credit ratings;*

d. *Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and*

e. *Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS.*

DBRS will not rate an entity that is an Affiliate or Associate of DBRS or its Analytical Personnel. In addition, DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS will publicly disclose in a timely manner that the credit rating may be affected.

**(2.7)** DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

# 2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

**(2.8)** DBRS discloses the general nature of its compensation arrangements with rated Issuers on the applicable DBRS websites. DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS receives 10% or more of its annual revenue from one of these sources, DBRS would disclose this information. DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

**(2.9)** DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

**(2.10)** DBRS does not hold or transact in trading instruments presenting conflicts of interest with DBRS rating activities.

**(2.11)** In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS, DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

## C. DBRS Analyst and Employee Independence

**(2.12)** Reporting lines for DBRS Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

**(2.13)** DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

**(2.14)** DBRS has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.

a. *Holds or transacts in a trading instrument issued by the rated Issuer or obligor;*
b. *Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;*
c. *Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be*

# 2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

*perceived as causing a conflict of interest;*

d. *Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;*

e. *Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;*

f. *Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or*

g. *Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.*

**(2.15)** Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to DBRS Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS rating activities.

**(2.16)** Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS. All Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

**(2.17)** DBRS policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

**(2.18)** DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS and takes actions as needed in accordance with applicable regulatory requirements.

**(2.19)** DBRS Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS policies and procedures. DBRS Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

**(2.20)** DBRS Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS. DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

# 3. DBRS Responsibilities to the Investing Public and Issuers

## A. Transparency and Timeliness of Ratings Disclosure

**(3.1)** DBRS provides information on the applicable DBRS websites to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS does not state or imply that its regulatory authorities endorse DBRS credit ratings and does not use its registration status to advertise the quality of DBRS credit ratings.

**(3.2)** DBRS publishes on the applicable DBRS websites sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS determines its ratings. DBRS press releases, announcements and invitations to industry forums are disclosed on the applicable DBRS websites, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

**(3.3)** In accordance with DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the applicable DBRS websites. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

**(3.4)** DBRS discloses the Credit Ratings Global Policy on the applicable DBRS websites, which addresses the issuance of unsolicited credit ratings.

**(3.5)** DBRS discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS provides rationales to support each rating action.

**(3.6)** DBRS discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS ratings are monitored on an ongoing basis as new information becomes available.

**(3.7)** DBRS differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS clearly defines and consistently applies its rating symbols.

**(3.8)** DBRS is transparent about the manner in which each rating is determined.

**(3.9)** In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS is generally prepared to consider an

# 3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

appeal where the Issuer, obligor or arranger provides material new information to DBRS. DBRS considers rating appeals on a case-by-case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

**(3.10)** When DBRS publically discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

**(3.11)** Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

**(3.12)** In the United States, Canada and Mexico, DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such. DBRS Mexico does not issue unsolicited credit ratings.

In the European Union (EU), DBRS unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

In each case, at a minimum, disclosure is contained in the appropriate ratings press release and rating report. DBRS also identifies and maintains records of its unsolicited credit ratings.

**(3.13)** DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS discloses its presence and the manner in which it may limit the credit rating.

**(3.14)** For each of its public ratings, DBRS indicates when the rating was last updated. DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the applicable DBRS websites under "Methodologies."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

# 3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

**(3.15)** Generally, when DBRS issues a public rating on a Structured Finance product, DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS analysis and ratings. DBRS also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

**(3.16)** When issuing or revising a rating, where applicable, DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

**(3.17)** DBRS publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS discontinues the monitoring a credit rating for a rated Issuer, DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

**(3.18)** To promote transparency and to enable the market to best judge the performance of the ratings, DBRS, where possible, publishes sufficient information about the historical default rates of DBRS rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS would explain this.

## B. The Treatment of Confidential Information

**(3.19)** DBRS has adopted procedures and mechanisms to protect the Confidential and/or MNPI, including Confidential Information received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS and DBRS Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS and DBRS Covered Personnel:

a. Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS's credit rating activities, unless disclosure is required by applicable law or regulation;

b. Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;

c. Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or

d. Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.

**(3.20)** DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

# 3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

**(3.21)** DBRS prohibits DBRS Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. DBRS Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS ratings business. DBRS Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

# 4. Governance, Risk Management and Employee Training

**(4.1)** DBRS has established a Board of Directors for each jurisdiction in which it operates (DBRS Boards). Among other accountabilities, the DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS executive management directors, the DBRS Boards include INEDs. The composition of the DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS's policies regarding conflicts of interest.

DBRS does not issue a credit rating unless a majority of the members of the DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS does not issue a credit rating if a member of it DBRS Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS compensates the independent members of the DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS or its Affiliates.

As part of its governance structure, DBRS has also implemented a global Policy Approval Group to review and approve all new and revised DBRS policies and procedures.

**(4.2)** DBRS has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function is independent of the internal audit function and makes periodic reports to the DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS's compliance with applicable legislation or its code of conduct. DBRS does not outsource the functions or duties of its compliance officer.

# 4. Governance, Risk Management and Employee Training (Continued)

**(4.3)** DBRS provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS codes of conduct; credit rating methodologies; DBRS's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS's policies and procedures for handling Confidential Information and/or MNPI.

# 5. Enforcement and Disclosure of the Code and Communication with Market Participants

**(5.1)** DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

**(5.2)** The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS supports a Structured Finance Issuer disclosure regime; however, DBRS does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS believes that it is the obligation of the Issuer to provide this information. DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS does not publically disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements.

The GCCO and RCOs are responsible for the oversight of DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

**(5.3)** The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

**(5.4)** The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the applicable DBRS websites.

# Appendix I: Definitions

**ANALYTICAL PERSONNEL**

Analytical Personnel (singular, Analytical Person or analyst) means DBRS Covered Personnel who are responsible for participating in determining, approving or monitoring credit ratings or for developing and reviewing methodologies or models used for determining credit ratings.

**AFFILIATE**

An affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

**ASSOCIATE**

Where used to indicate a relationship with DBRS or an Analytical Person, associate means,

a. *Any company of which DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,*

b. *Any partner of DBRS or an Analytical Person,*

c. *Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or*

d. *Any immediate family member of an Analytical Person who resides in the same home as that person.*

**CONFIDENTIAL INFORMATION**

Confidential Information means information that DBRS receives from an Issuer or its authorized agent in connection with the rating process, or from other external parties, that DBRS knows or should reasonably know is confidential information. It may also refer to information developed by DBRS, including a pending credit rating action that has not yet been published on the DBRS website or through another readily accessible means as well as information about DBRS. Confidential Information includes a class of information, known as MNPI, that DBRS may receive and/or create as part of its rating activities.

**DBRS MANAGEMENT**

DBRS Management means those members of DBRS Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS business. Certain DBRS Management are also DBRS officers and directors.

**DBRS COVERED PERSONNEL**

DBRS Covered Personnel means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

**IMMEDIATE FAMILY MEMBER**

Immediate Family Member means spouse, domestic partner, child or other relative or person living with or financially dependent on a member of the DBRS Personnel.

# Appendix I: Definitions (Continued)

**ISSUER**

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

**MATERIAL NON-PUBLIC INFORMATION (MNPI)**

MNPI is a class of information that DBRS receives or creates as part of its rating activities, which information has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

- *If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or*
- *There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.*

**NON-ANALYTICAL PERSONNEL**

Non-analytical Personnel means all DBRS Personnel not categorized as Analytical Personnel.

**RATING COMMITTEE**

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

**SECURITIES**

Securities are any non-deposit financial instrument that is or is derived from any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

# Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees

DBRS has established a procedure so that any complaints received from external parties regarding credit ratings opinions, models, methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS in writing, as follows:

**DBRS Global Chief Compliance Officer**
140 Broadway, 35th floor
New York, New York 10005
United States
compliance@dbrs.com

The GCCO directs any complaint(s) regarding the NRSROs to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

DBRS Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.



DBRS

## Corporate Headquarters

**DBRS Limited**
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
TEL. +1 416 593 5577
FAX +1 416 593 8432
EMAIL: info@dbrs.com

## United States

**DBRS, Inc.**
333 West Wacker Drive, Suite 1800
Chicago, IL 60606
TEL. +1 312 332 3429
FAX +1 312 332 3492

**DBRS, Inc.**
140 Broadway, 35th Floor
New York, NY 10005
TEL. +1 212 806 3277
FAX +1 212 806 3201

**DBRS, Inc.**
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883 5877
Fax +1 203 614 1396

## Europe

**DBRS Ratings Limited**
20 Fenchurch Street
31st Floor
London
EC3M 3BY
TEL. +44 (0)20 7855 6600
FAX +44 (0) 20 3137 5129

## Mexico

**DBRS Ratings Mexico S.A. de C.V.**
Paseo de La Reforma No. 350 - Piso 11
Col. Juarez
Mexico, DF Ciudad de Mexico.
06600
Mexico
TEL. +52 55 91711536

The DBRS group of companies consists of DBRS, Inc. (Delaware, U.S.)(NRSRO, DRO affiliate); DBRS Limited (Ontario, Ca)(DRO, NRSRO affiliate); DBRS Ratings Limited (England and Wales)(CRA, DRO affiliate); and DBRS Ratings México, Institución Calificadora de Valores S.A. de C.V. (Mexico)(CRA, NRSRO affiliate, DRO affiliate). Please note that DBRS Ratings Limited is not an NRSRO and ratings assigned by it are non-NRSRO ratings. For more information on regulatory registrations, recognitions and approvals, please see: http://www.dbrs.com/research/225752/highlights.pdf.

**Document Control Number: 20161129-074**